ANNUAL INFORMATION FORM

March 30, 2006

TABLE OF CONTENTS

Page

THE COMPANY

3

INCORPORATION AND ORGANIZATION

3

INTERCORPORATE RELATIONSHIPS

3

GENERAL DEVELOPMENT OF THE BUSINESS

5

BUSINESS OF THE COMPANY

7

General Description of the Business

7

Wealth Management

7

Real Estate

9

Resources

10

Other Investments and Corporate Costs

13

DIVIDEND POLICY

13

MARKET FOR SECURITIES

13

DIRECTORS AND OFFICERS

14

DESCRIPTION OF SHARE CAPITAL

16

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN RELATED PARTIES

20

RISK FACTORS

23

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

23

MATERIAL CONTRACTS

23

TRANSFER AGENT AND REGISTRAR

23

EXPERTS

24

AUDIT COMMITTEE

24

ADDITIONAL INFORMATION

26

APPENDIX A – AUDIT COMMITTEE CHARTER

27

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, Dundee Corporation (formerly Dundee Bancorp Inc.) (the “Company”) makes written or oral forward-looking statements about the Company including its business operations, strategy and expected financial performance and conditions in this Annual Information Form (including documents incorporated by reference), in other filings with Canadian regulators or the U.S. Securities and Exchange Commission and in other communications.  Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on the current expectations of management of the Company and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, generally.  The preceding list is not exhaustive of all possible factors.  These forward-looking statements are not guarantees of future performance and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company.  The reader is cautioned to consider these and other factors carefully when making decisions with respect to the Company and not place undue reliance on forward-looking statements. Except as may be required by applicable law, the Company does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. The risks, uncertainties and other factors that could influence actual results are described in this Annual Information Form (including documents incorporated by reference) and are based on information available as of March 30, 2006.

Annual Information Form – Dundee Corporation

THE COMPANY

General

Dundee Corporation (formerly Dundee Bancorp Inc.) (the “Company”) is primarily a holding company dedicated to wealth management, real estate and resources through a variety of activities and investments.  Certain of these activities are carried out directly through wholly or partially owned subsidiaries while others are undertaken through equity accounted or portfolio investment holdings.  The Company’s four financial reporting segments are as follows:  (i) wealth management; (ii) real estate; (iii) resources; and (iv) other investments and corporate costs.  The Company’s other investment holdings include both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as bonds and mutual funds.

References in this annual information form (the “Annual Information Form”) to the “Company” refer to Dundee Corporation.   References to “Dundee Corp.” refer to the Company and its consolidated subsidiaries unless the context otherwise requires or indicates.

The head office and principal business office of the Company is located at Suite 5500, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 4A9.  Dundee Corp. also has offices in Cayman Islands and Bermuda.  As of December 31, 2005, the Company had 54 employees.

Unless otherwise indicated, the information appearing in this Annual Information Form is stated as at December 31, 2005 and amounts are in Canadian dollars.  This Annual Information Form incorporates by reference the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2005 (the “2005 MD&A”) which has been filed with the applicable securities regulators in Canada and may be accessed at www.sedar.com as well as with the U.S. Securities and Exchange Commission and may be accessed at www.edgar.com.

Incorporation and Organization

The Company was incorporated under the laws of the Province of Ontario by articles of incorporation effective November 2, 1984 and changed its name by articles of amendment effective July 26, 1991.  The Company’s current share capital structure was created by articles of amendment effective October 10, 1991, October 24, 1991, October 29, 1991 and March 17, 1993.  See “Description of Share Capital”.  The stated capital of the Company was reduced by articles of amendment effective August 4, 1992.  The Company was inactive prior to October 31, 1991, at which time it became a public company pursuant to articles of arrangement effective October 30, 1991.  Effective December 14, 2004, the Company changed its name by articles of amendment from “Dundee Bancorp Inc.” to “Dundee Corporation”.

Intercorporate Relationships

Principal Subsidiaries of the Company

The principal subsidiaries of the Company, the corresponding jurisdictions of incorporation and the Company’s percentage interest in such subsidiaries as of March 30, 2006 are set forth in the table below:

Name	Percentage Interest held Directly or Indirectly by the Company	Jurisdiction of Incorporation/Formation
DCC Equities Limited (1)	100.0%	Ontario
Dundee Capital Corporation (2)	100.0%	Ontario
Dundee Realty Corporation (3)	86.4%	Ontario
Dundee Wealth Management Inc. (4)	61.6%	Ontario
The Dundee Bank (5)	100.0%	Cayman Islands
Dundee Wealth Bank (6)	100.0%	Federal

Notes:

(1)

A number of investments of the Company are held through DCC Equities Limited (“DCC Equities”).  1255895 Ontario Limited and New Venture Equity Limited (“New Venture”) own together 100% of the outstanding shares of DCC Equities Limited.  1255895 Ontario Limited holds 100 common shares and 2,236,188 Class A shares and New Venture holds 8,638 Class A shares.   The Company owns 100% of the shares of 1255895 Ontario Limited and New Venture.

Annual Information Form – Dundee Corporation

(2)

A number of investments of the Company are held through Dundee Capital Corporation.  The Company holds 8,700 common shares of Dundee Capital Corporation.

(3)

The Company holds its interest in Dundee Realty Corporation (“Dundee Realty”) directly and indirectly through DCC Equities.  Collectively, it owns four classes of shares in Dundee Realty: (i) 864 common shares and 864 Class C preferred shares, which together represent 86.4% of the votes and common equity of Dundee Realty; (ii) 1,000 Class A preferred shares, which track to 100% of the units of Dundee Properties Limited Partnership, which are convertible on a one for one basis into units of Dundee Real Estate Investment Trust (“Dundee REIT”), and all distributions thereon, net of applicable costs, held by Dundee Realty; and (iii) 1,000 Class C preferred shares with a redemption value of $71,330 per share and a divided of 1% per annum increasing each year beginning June 30, 2005 by 1% per annum to a maximum of 4% per annum.  The Company’s interest in Dundee REIT, which is owned by Dundee Realty, is held through the Company’s ownership of Class A preferred shares of Dundee Realty. See “Business of the Company – Real Estate”.

(4)

The Company owns, directly and indirectly 61,818,362 Common Shares of Dundee Wealth Management Inc. (“Dundee Wealth”) and 5,453,668 first preference shares, series X of Dundee Wealth.  All of the outstanding Special Shares Series C, Special Shares Series D and Special Shares Series E of Dundee Wealth are currently held in escrow and will be released from escrow and converted into Common Shares at various dates ending on September 3, 2009 initially on a one-for-one basis, subject to adjustment in certain circumstances.  While the Special Shares Series C, Special Shares Series D and Special Shares Series E are held in escrow, they will be voted in the same manner as the shares of Dundee Wealth held by the Company are voted at all meetings of the shareholders of the Company.  This represents a direct and indirect equity ownership of 61.6% and a direct and indirect or control and direction over a 64.4% voting interest by the Company in Dundee Wealth on a non-diluted basis. For additional principal subsidiaries of the Company that are principal subsidiaries of Dundee Wealth, see “Intercorporate Relationships – Principal Subsidiaries of Dundee Wealth” below. See “Business of the Company – Wealth Management - Canadian Wealth Management”.

(5)

The Company’s ownership of The Dundee Bank is held through its 100% subsidiary, Dundee Wealth BHC.  As part of the Company’s approval process from the Office of the Superintendent of Financial Institutions to obtain a federal bank charter for Dundee Wealth Bank, the Company was required to incorporate Dundee Wealth BHC, in order to be the bank holding company of both of the Company’s regulated banking subsidiaries.  Accordingly, as part of this process the Company transferred its ownership of The Dundee Bank to Dundee Wealth BHC.  See “Business of the Company – Wealth Management - International Wealth Management”.

(6)

The Company’s ownership of Dundee Wealth Bank is held through its 100% subsidiary, Dundee Wealth BHC. See ““Business of the Company – Wealth Management - Banking Activities”.

Principal Subsidiaries of Dundee Wealth

The Company’s largest holding is its 61.6% interest in Dundee Wealth Management Inc. (“Dundee Wealth”).  The principal subsidiary of Dundee Wealth is DWM Inc. (“DWM”), an Ontario holding company.  As of March 30, 2006, Dundee Wealth held directly an 83.7% equity and voting interest in DWM and the Caisse de dépôt et placement du Québec (the “Caisse”) held a 16.3% equity and voting interest in DWM.  The following table sets forth the name and jurisdiction of incorporation of each of the principal subsidiaries of DWM as of March 30, 2006:

Name	Percentage Interest held Directly or Indirectly by DWM	Jurisdiction of Incorporation/Formation
Dundee Private Investors Inc. (1))	100%	Ontario
Dundee Securities Corporation (2))	100%	Ontario
Goodman & Company, Investment Counsel Ltd. (3)	100%	Ontario

Notes:

(1)

Dundee Private Investors Inc. is licensed as a mutual fund dealer.  DPII Holding Corp., an Ontario company, owns 100% of the outstanding common shares of Dundee Private Investors Inc.  DWM holds 100% of the shares of DPII Holding Corp.  See “Business of the Company – Wealth Management – Canadian Wealth Management”.

(2)

Dundee Securities Corporation is licensed as a securities dealer.  DSC Holding Corp., an Ontario company, owns 100% of the outstanding common shares of Dundee Securities Corporation.  DWM holds 100% of the shares of DSC Holding Corp. See “Business of the Company – Wealth Management – Canadian Wealth Management”.

(3)

Goodman & Company, Investment Counsel Ltd. ("Goodman") is licensed as an investment counsel/portfolio manager.  DMFL Holding Corp., an Ontario company, owns 100% of the outstanding common shares of Goodman.  DWM holds 100% of the shares of DMFL Holding Corp.  See “Business of the Company – Wealth Management – Canadian Wealth Management”.

Annual Information Form – Dundee Corporation

GENERAL DEVELOPMENT OF THE BUSINESS

History of the Company

The Company commenced operations in 1991. The Company currently operates as a holding company dedicated to the following sectors: (i) wealth management; (ii) real estate operations; (iii) resource activities; and (iv) other investments.

Wealth Management Operations

In 1998, the Company began a long term process of strategic transformation to allow its investment management business to evolve into an integrated wealth management company combining product creation and distribution in order to be able to more effectively compete in the financial service industry. In 1998, Dundee Wealth was created as a wholly-owned subsidiary of the Company to consolidate all of the Company’s existing Canadian wealth management operations.  Since then, Dundee Wealth has expanded its investment management and financial advisory businesses through strategic acquisitions as well as through internal growth.  Dundee Wealth has completed a number of acquisitions from 1998 to 2005. These acquisitions have had the effect of increasing Dundee Wealth’s assets under management and administration to approximately $49 billion as of February 28, 2006 transforming it into one of the largest independent wealth management companies in Canada.

•

In October 2002, Dundee Wealth acquired DynamicNova Inc. (formerly StrategicNova Inc.), the manager of a number of mutual funds with assets under management totaling approximately $2.1 billion.  On the completion of this acquisition, the Company, Dundee Wealth, DWM and the Caisse entered into a shareholders’ agreement (the “DWM Shareholders’ Agreement”) and the Company, Dundee Wealth and/or DWM entered into certain other arrangements with respect to DWM. See ‘Relationship between the Company and Certain Related Parties – DWM Shareholders’ Agreement and Other Arrangements with Respect to DWM”.

•

On December 30, 2003, Dundee Wealth acquired Cartier Partners Financial Group Inc. ("Cartier"), an integrated distributor of mutual funds, securities and life insurance products and services, delivering these to Canadian investors through a national network of over 3,000 financial advisors, with assets under administration of approximately $16.7 billion and assets under management of approximately $500 million.  In December 2003 and January 2004, Dundee Wealth completed a public financing pursuant to which it issued 27,096,775 Common Shares at $7.75 per Common Share for gross proceeds of $210 million.  Dundee Wealth used net proceeds from the financing in the amount of $168 million to fund the cash component of the acquisition of Cartier with the balance being used for general working capital purposes.  The Company supported the transaction by purchasing 12,903,226 Common Shares for $100 million.

•

On March 22, 2005, Dundee Wealth announced the completion of a public equity “bought deal” financing raising gross proceeds of approximately $50 million to finance growth opportunities and for general corporate purposes.

•

On November 28, 2005, Dundee Wealth acquired 100% of KL Nova Financial Ltd. (“KL Nova”). KL Nova was formed to participate in capital markets as well as creating and developing investment products using structured finance and alternative asset management.

•

On February 28, 2006 Dundee Wealth completed the acquisition of Harrington Lane Inc. (“Harrington Lane”), a professional advisory company providing education strategy and training for corporate executives and professional advisors.

Wealth Management Operations – Banking Activities

In July 2005, Dundee Wealth Bank, a wholly-owned indirect subsidiary, began operations immediately following receipt of its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions (“OSFI”).  Through Dundee Wealth Bank, Dundee Wealth is able to provide its network of financial advisors with the ability to offer their clients the benefits of a full suite of banking products and services.  Dundee Wealth Bank will offer a full range of personal banking services, including deposit and lending products accessible through internet and telephone banking.  In March, 2006 each of the boards of directors of the Company, Dundee Wealth and DWM approved a transfer from the Company to DWM of 100% of the ownership of Dundee Wealth BHC, the parent company of Dundee Wealth Bank and The Dundee Bank, a bank licensed with the Cayman Island Monetary

Annual Information Form – Dundee Corporation

Authority and which includes the international fund administration business of Dundee Leeds. The transfer is subject to regulatory approval and is expected to be completed in 2006.

Real Estate Operations

On June 30, 2003, the Company completed its acquisition of Dundee Realty Corporation (“Dundee Realty”) by way of plan of arrangement (the “DRC Arrangement”).  Pursuant to the DRC Arrangement, among other things, the commercial real estate business of Dundee Realty was organized into a publicly traded real estate investment trust named Dundee Real Estate Investment Trust (“Dundee REIT”).  See “Business of the Company – Real Estate”.  The Company’s interest in Dundee REIT as of March 30, 2006 was 30.4% as a result of equity issuances completed by Dundee REIT since its formation which have been used by Dundee REIT primarily for acquisitions.  As part of the completion of the acquisition of Dundee Realty, Dundee Realty and Dundee REIT entered into certain other arrangements.  See “Relationship between the Company and Certain Related Parties – Dundee Realty”.

On March 13, 2006 Dundee REIT announced a “bought deal” public offering of 2.2 million Dundee REIT, Series A units at a price of $27.75 per Unit for gross proceeds of over $61 million. In addition, Dundee REIT granted the syndicate of investment dealers an over-allotment option to purchase up to an additional 320,000 Units that, if exercised, would increase the gross offering size to almost $70 million. The offering is scheduled to close on or about April 7, 2006 and is subject to regulatory approval.

Resource Operations

In April 2004, the Company acquired 4,625,000 common shares and an option to acquire an additional 2,500,000 common shares of Dundee Precious Metals Inc. (“Dundee Precious”) from Dundee Wealth for cash consideration of $27.8 million.  Dundee Wealth received such shares and option as consideration for the termination of the investment management contract between a subsidiary of Dundee Wealth and Dundee Precious, upon Dundee Precious transforming itself from a closed-end investment company into an operating gold mining company.  The Company exercised the option in April, 2004 and acquired an additional 2,500,000 common shares of Dundee Precious at a price of $7.31 per share.  See “Business of the Company - Resources”.

On October 21, 2005, Eurogas Corporation issued approximately 24.3 million common shares pursuant to a rights offering, raising proceeds of $32.2 million before costs of issue. The Company increased its ownership interest in Eurogas to 51.8% by acquiring approximately 13.5 million shares, including shares acquired under the rights offering, at a cost of approximately $19.1 million.

Other Investments and Corporate Costs

On June 22, 2005, the Company announced the completion of a public offering of subordinated debentures which bear interest at 5.85%, and which mature on June 30, 2015, for gross proceeds of $100 million. The debentures are exchangeable for units of Dundee REIT held by the Company.  See “Description of Share Capital – Debentures, 5.85% exchangeable unsecured subordinated debentures”.

On December 12, 2005 the Company announced its intention to purchase up to 2.5 million class A subordinate voting shares through a substantial issuer bid (the “Offer”) in Canada, the United States and other permitted jurisdictions. On January 23, 2006 the Company announced the extension of the term of the Offer until February 6, 2006 and removed the minimum conditions originally associated with the Offer.  Upon completion of the Offer a total of 71,110 shares were determined to be validly deposited at a price of $29.50 per class A subordinate voting share. The shares purchased comprised of approximately 0.3% of the outstanding class A subordinate voting shares of the Company.

For additional information concerning the business of the Company and its operating segments, please see the 2005 MD&A.

At any point in time, Dundee Corp. may be involved in various stages of discussions and/or negotiations to complete one or more transactions including acquisitions or dispositions directly or through its wholly or partially owned subsidiaries which carry on certain of the Company’s activities and investments.  These prospective transactions may be with respect to companies operating within existing businesses or business channels not yet identified or pursued by Dundee Corp.  In respect of any potential acquisition, the purchase price therefor may be paid in cash, through the issue of securities of the Company or of a subsidiary of the Company or through a combination thereof and may be financed through debt or otherwise.  There can be no assurance that any of the transactions being discussed or negotiated will be completed.  The Company may increase or decrease its interest in certain of its holdings, may combine or restructure certain of its holdings into new investment products or new stand-alone entities or may entirely dispose of certain of its holdings in the future.

Annual Information Form – Dundee Corporation

BUSINESS OF THE COMPANY

General Description of the Business

The Company is primarily a holding company dedicated to wealth management, real estate and resources through a variety of activities and investments.  Certain of these activities are carried out directly through wholly or partially owned subsidiaries while others are undertaken through equity accounted or portfolio holdings.  The Company’s other investment holdings include both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds.  The Company may increase or decrease its interest in certain of its holdings, may combine or restructure certain of its holdings into new investment products or new stand-alone entities or may entirely dispose of certain of its holdings in a timely manner.  It often appears complex to analyse the Company’s results because it operates and holds investments in diverse industry sectors and because the Company’s investment holdings differ by ownership, structure and associated accounting requirements. Further, during any period, the market value of the Company’s holdings will vary and the amounts that are recorded as investments gains and losses may fluctuate significantly.

The Company’s four reportable segments for financial reporting purposes are as follows:  (i) wealth management; (ii) real estate; (iii) resources; and (iv) other investments and corporate costs.  For additional information relating to Dundee Corp.’s business, please see the 2005 MD&A.

Wealth Management

Dundee Corp.’s wealth management activities consist of (i) the Canadian wealth management business of its 61.6% owned subsidiary, Dundee Wealth, and its operating subsidiaries; (ii) domestic banking activities that are conducted through our wholly-owned subsidiary, Dundee Wealth Bank, which commenced operations of July 8, 2005; and (iii) international wealth management business that is conducted through the Company’s wholly-owned subsidiary, The Dundee Bank, which is located in the Cayman Islands.

Canadian Wealth Management

The Company’s largest holding is its 61.6% interest in Dundee Wealth, a Canadian public wealth management company which provides investment management, securities brokerage, financial planning and investment advisory services to individuals, financial advisors, institutions, corporations and foundations.  Dundee Wealth carries on its business through its 83.7% owned subsidiary, DWM and through operating subsidiaries of DWM.  Dundee Wealth has three main businesses: (i) investment management; (ii) financial advisory; and (iii) capital markets, comprised of institutional sales and trading, investment banking and research.  As of February 28, 2006, Dundee Wealth had over $49 billion in assets under management and administration and approximately 1,893 financial advisors, 461 insurance-only agents and 1,518 employees.   See “Intercorporate Relationships – Principal Subsidiaries of Dundee Wealth”.

Dundee Wealth has expanded its investment management and financial advisory businesses through strategic acquisitions as well as through internal growth.  Dundee Wealth has completed three significant strategic acquisitions in 2002 and 2003 which have had the effect of increasing its assets under management and administration and transforming it into one of the largest independent wealth management companies in Canada.  The business operations acquired in 2002 were successfully integrated into Dundee Wealth’s operations during 2003.  Dundee Wealth completed the acquisition of the Cartier group of companies in December 2003.  See also “General Development of the Business – History of the Company”.  The integration of the Cartier group of companies is discussed below.

Dundee Wealth’s investment management business, carried on primarily through Goodman, consists of creating, managing and administering investment products and providing internal and third-party management and advisory services to a variety of investment products including (i) publicly offered mutual funds that cover a broad range of asset classes, investment disciplines and geographic focuses, (ii) private client including high net worth client accounts managed on a segregated, discretionary basis, (iii) portfolio solutions, (iv) tax-assisted investment products, (v) closed-end investment products, and (vi) alternative investment products.  Investment management and advisory services are provided through Goodman & Company, Investment Counsel and its divisions, Goodman Private Wealth Management and Goodman & Company Institutional Investments.  Dundee Wealth’s investment management business employs a multi-channel strategy designed to achieve broad distribution of its investment management products.  Investment management products are distributed through a combination of (i) Dundee Wealth’s own 1,893 financial advisors, (ii) approximately 26,000 third-party financial advisors, and (iii) investment dealer syndicates.  At February 28, 2006, Dundee Wealth’s investment management business had assets under management of approximately $20.5 billion.

Annual Information Form – Dundee Corporation

Dundee Wealth’s financial advisory business is an independent open architecture advice network which permits financial advisors to provide a wide range of wealth management products to clients, including investment products created and managed by the investment management business of Dundee Wealth as well as third-party managed investment products, and wealth management services.  These products (such as mutual funds, fee-based programs, equity and fixed income securities, banking, insurance and residential mortgage products) and services (such as financial and estate planning, portfolio management, insurance and mortgage services) are designed to enable financial advisors to assist clients in achieving their financial objectives.  At February 28, 2006, Dundee Wealth’s financial advisory business had assets under administration of approximately $28 billion, 1,893 financial advisors and 461 insurance-only agents.  Dundee Wealth’s financial advisory business is carried on through Dundee Securities Corporation, Dundee Private Investors Inc., Dundee Private Investors Ltd., Dundee Insurance Agency Ltd. and Dundee Mortgage Services Inc.

In 2004, Cartier’s investment management operations were fully merged into the existing investment management operations of Dundee Wealth.  In addition, Cartier’s securities, financial planning and insurance companies were merged into Dundee Wealth’s existing securities, financial planning and insurance business, such that our financial advisory network in its entirety is operating under the Dundee name.  With respect to the integration of the financial advisory network, back-office system conversions remain to be completed.  The impact of the acquisition of Cartier on the operating results and financial position of Dundee Wealth is discussed under the sections “Results of Operations - Effect of the Cartier Acquisition on Results of Operations of the Brokerage Segment” in the 2004 Dundee Wealth MD&A and “Results of Operations - Expenses of the Brokerage Segment” in the 2005 Dundee Wealth MD&A.

In March 2005, Dundee Wealth completed a “bought deal” financing pursuant to which it issued 4,950,000 Common Shares at $10.10 per Common Share for aggregate gross proceeds of $49,995,000 (the “DW Financing”).  Dundee Wealth used the gross proceeds from the Dundee Wealth Financing to subscribe for additional securities of DWM.  See also ‘‘Relationship between the Company and Certain Related Parties – DWM Shareholders’ Agreement and Other Arrangements with Respect to DWM’’.

In November 2005, Dundee Wealth acquired KL Nova, a company formed to participate in capital markets specializing in creating and developing investment products using structured finance and alternative asset management. This acquisition is expected to strengthen Dundee Wealth’s capital markets division, to provide new tools, products and services for financial advisors, and to introduce new business lines within our financial advisory business.  This acquisition added three new members to Dundee Wealth’s senior management team, including Kym Anthony, who became President and Chief Executive Officer of each of Dundee Wealth’s capital markets and financial advisory entities as well as Executive Chairman of Dundee Wealth Bank.

In February 2006, Dundee Wealth acquired Harrington Lane, a professional advisory company providing education strategy and training for corporate executives and professional advisors. The two principals of Harrington Lane, who have a demonstrated performance history for significantly growing the businesses of financial advisors, have joined Dundee Wealth as co-heads of the retail sales and financial planning operations.

In connection with the acquisitions by Dundee Wealth of KL Nova and Harrington Lane, common shares of Dundee Wealth were issued and placed in escrow to be issued over a five year period. From the time these shares are released from escrow, the Company will have a right of first refusal to purchase these shares should a shareholder wish to sell, transfer or otherwise dispose of its shares.  See also “Description of Share Capital – Escrowed Securities” in the 2005 Dundee Wealth AIF.

Dundee Wealth’s capital markets business consists of its (i) investment banking division which provides a variety of financial services, including underwriting the sale of securities to the public, private placements of securities and advisory services related to mergers and acquisitions, divestitures, restructurings and stock exchange listings; (ii) institutional sales and trading division whose primary focus is the selling, purchasing and trading of equity and equity-related securities on behalf of institutional clients; and (iii) research division which provides individual investors and institutional clients with reports and opinions covering a broad range of industry sectors and specific companies to assist in the making of investment decisions.

The information with respect to Dundee Wealth contained in this Annual Information Form has been taken from the annual information form of Dundee Wealth dated March 28, 2006, which has been filed with the securities administrators in each province of Canada (the “Dundee Wealth AIF”).  More detailed information with respect to Dundee Wealth and its operating subsidiaries is found in the Dundee Wealth AIF and the documents incorporated by reference therein.  A copy of the Dundee Wealth AIF may be found on www.sedar.com.

International Wealth Management

Dundee Corp.’s international wealth management operations are conducted through The Dundee Bank, incorporated under the laws of the Cayman Islands, holds a category B banking license and a trust license from the Cayman Island Monetary Authority.  The

Annual Information Form – Dundee Corporation

Dundee Leeds group of companies, wholly-owned subsidiaries of The Dundee Bank, incorporated under the laws of each of Bermuda, Cayman Islands and the British Virgin Islands, provide (i) administrative services to third party mutual funds, hedge funds and other investment clients; and (ii) accounting, administration, registrar and transfer agency, corporate secretarial and other services relating to the management of offshore companies.

Banking Activities

Dundee Wealth Bank, a schedule I Canadian chartered bank, began operations, initially on a controlled basis, immediately following the receipt of its Order to Commence and Carry on Business from OSFI in July 2005.  Dundee Wealth Bank will offer a full range of personal banking services, including deposit and lending products accessible through internet and telephone banking. High-yield chequing and savings accounts, a variety of GICs and residential mortgages are currently available to the public. Lines of credit and other personal loans, as well as credit and debit cards will follow thereafter. Domestic banking activities will permit Dundee Wealth’s network of independent financial advisors, among others, to offer their clients the benefits of a full suite of banking products and services and positions the advisors on a level playing field with the legacy banking community. As of December 31, 2005, Dundee Wealth Bank had 17 full-time employees.

As is the case with most entities that control a Canadian bank, Dundee Corporation has delivered certain commitments and support letters to various federal authorities in respect of  Dundee Wealth Bank, including (a) an undertaking to the Canada Deposit Insurance Corporation in respect of certain liabilities of Dundee Wealth Bank; (b) a non-binding support letter to OSFI; and (c) an undertaking to the Minister of Finance regarding substantial investment limits, access to corporate records and the provision of financial statements and other information

In March 2006, each of the boards of directors of the Company, Dundee Wealth and DWM Inc. approved a transfer (the “Bank Transfer”) from the Company to DWM of 100% of the ownership of Dundee Wealth BHC, the parent company of Dundee Wealth Bank, and its sister company, The Dundee Bank, a bank licensed with the Cayman Islands Monetary Authority, and its subsidiary, Dundee Leeds, an administrator of approximately US$21.7 billion of third party investment funds.  The Bank Transfer will be at a cost of approximately $25 million, which is the amount that the Company has invested to date. The Bank Transfer is subject to regulatory approval and is expected to be completed in 2006.

Real Estate

Dundee Corp.’s real estate activities consist of (i) the operations of its 86.4% owned subsidiary, Dundee Realty, primarily in the land and housing business supplemented by the ownership of select revenue properties; and (ii) the Company’s 30.4% interest in Dundee REIT.  More detailed information with respect to Dundee Realty is contained in the 2005 MD&A.  Additional information with respect to Dundee REIT is contained in the annual information form of Dundee REIT and the documents incorporated by reference therein, if any, a copy of each of which may be found on www.sedar.com.

Dundee Realty

Dundee Realty is a Canadian based real estate company that is involved in land and housing developments and property management and it has an interest in certain revenue properties.  Dundee Realty owns in excess of 3,000 acres of land in Calgary, Edmonton, Saskatoon, Regina and Toronto and is also active in construction of primarily building single family homes in Saskatoon and Regina, Saskatchewan, as well as condominiums in Toronto, Ontario and Vail, Colorado.  Dundee Realty also owns 50% of Dundee Management Limited Partnership which carries on a property management business that services Dundee REIT and other third-parties and a 50% interest in the assets comprising the Distillery Historic District in downtown Toronto, Ontario. During 2005, Dundee Realty acquired four multi-unit residential apartment buildings in Toronto, Ontario, significantly expanding its portfolio of revenue properties, and also acquired a 33% interest of a ski resort located in California, U.S.A., including a 33% interest in a piece of land adjacent to the resort.   Dundee Realty also earns income from its ownership of certain revenue properties. As of December 31, 2005, Dundee Realty and its affiliates had 305 employees.

As of January 9, 2006, Dundee Realty entered into a $50 million revolving term facility agreement with a Canadian chartered bank maturing November 30, 2007. The loan facility is available for general corporate purposes and the ongoing letter of credit requirements relating to its land development activities. The amounts available to be drawn under the loan facility are calculated in accordance with a borrowing base calculation bases on a predetermined percentage of the cost of land under development, the appraised value of certain properties and the value of presold lots, subject to certain limits by category. The loan facility is secured by a direct charge on certain land properties, including lots, multi family and commercial parcels, as well as undeveloped land parcels. Dundee Realty is entitled to add or remove the lands to be included in the borrowing base calculation during the term of the loan facility upon providing the lender certain information and, if required, security.  Outstanding amounts under the term loan bears

Annual Information Form – Dundee Corporation

interest at the rate of prime plus 0.50% per annum. Outstanding letters of credit bear a fee at the rate of prime plus 0.75% per annum on the principal amount of any such letter of credit. The loan facility required Dundee Realty to be in compliance with certain financial covenants.

Subsequent to the year end, the shareholders of Dundee Realty discussed a proposed restructuring. The purpose of the proposed restructuring is to unwind our investment in shares of Dundee Realty which are tracked to Dundee REIT, and to increase managements ultimate interest in the fully diluted equity of Dundee Realty.  Pursuant to the restructuring, which management’s interest in Dundee Realty will increase through the mechanism of several steps including the conversion by the Company of a portion of its equity from common shares to preferred shares.

At March 30, 2006, the Company’s interest in Dundee Realty was 86.4% with the remaining interest being held by Dundee Realty management.

Dundee REIT

Dundee REIT focuses on owning, acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  Dundee REIT owns over $1.3 billion of high quality, affordable office, industrial and retail assets comprised of approximately 15.9 million square feet in Toronto, Ottawa, Montreal, Calgary and Edmonton.  Dundee REIT aims to provide unitholders with a stable and growing return on their investment through a monthly distribution equal to at least 80% of distributable income earned from its revenue-producing portfolio.  Dundee REIT also owns 50% of Dundee Management Limited Partnership, which carries on a property management business that services Dundee REIT and other third-parties.

On April 1, 2005, Dundee REIT announced the completion of a public offering of $100 million Series 2005-1 5.7% convertible unsecured subordinated debentures due March 31, 2015.

On December 14, 2005, Dundee REIT announced the completion of its “bought deal” public offering of $65 million of treasury units of Dundee REIT and further announced on December 22, 2005 the closing of the issuance of an additional 390,000 Dundee REIT, Series A units representing an over-allotment option of an additional $9.75 million of units.

On March 13, 2006, Dundee REIT announced a “bought deal” public offering of 2.2 million Dundee REIT, Series A units at a price of $27.75 per Unit for gross proceeds of over $61 million. In addition, Dundee REIT granted the syndicate of investment dealers an over-allotment option to purchase up to an additional 320,000 Units that, if exercised, would increase the gross offering size to almost $70 million. The offering is scheduled to close on or about April 7, 2006 and is subject to regulatory approval.

At March 30, 2006, the Company’s interest in Dundee REIT was 30.4% and was held through Dundee Realty’s direct and indirect ownership of 8,337,365 limited partnership units of Dundee Properties Limited Partnership, which holds all of the rental properties of Dundee REIT, and 501,255 Series A units of Dundee REIT.  The limited partnership units held indirectly by the Company are not publicly traded and are exchangeable into Series B units of Dundee REIT which are further exchangeable into Series A units of Dundee REIT at any time.  Series A units of Dundee REIT are traded on the Toronto Stock Exchange.  Approximately 3.3 million limited partnership units of Dundee Properties Limited Partnership have been pledged and deposited with the trustee of the 5.85% Debentures (as defined below) to satisfy the exchange feature of those debentures into Series A units of Dundee REIT.  See “Description of Share Capital – Debentures, 5.85% exchangeable unsecured subordinated debentures”.

Resources

Dundee Corp.’s resources activities consist of its holdings in the following resource companies which were subsidiaries of the Company at December 31, 2005 or for which the Company accounts by the equity method: Eurogas Corporation (“Eurogas”), Dundee Precious Metals Inc. (“Dundee Precious”), Breakwater Resources Ltd. (“Breakwater”), Corona Gold Corporation (“Corona”) and Valdez Gold Inc. (“Valdez”) (the “Resource Companies”).  The Company also has several smaller investments in the resource sector.  The Resource Companies may have mineral projects or engage in oil and gas activities that may be material to each such respective company and, as a result, may have to meet certain specific disclosure requirements relating to such mineral project or oil and gas activity of such company in compliance with National Instrument 51-102 Continuous Disclosure Requirements.  Such disclosure may include, among other things, if applicable, project description and location, geological setting, exploration, mineralization, drilling, sampling and analysis, mineral resource and mineral reserve estimates, mining operations and reserves data and other information.  For additional information relating to each of the Resource Companies including information relating to such mineral projects or oil and gas activities, please see the annual information form of each of the Resource Companies and the documents incorporated by reference therein, if any, a copy of each of which may be found on www.sedar.com.

Annual Information Form – Dundee Corporation

Eurogas (TSX Venture: EUG)

Eurogas is a Canadian oil and gas exploration and development company with material interests in Spain and Tunisia.  In June 2004, Eurogas and Great Plains Exploration Inc. (“Great Plains”) completed a plan of arrangement, with substantially all of Eurogas' Canadian assets being transferred to Great Plains.  For each share Eurogas held in Great Plains, the Company received one Eurogas share and 0.2 of a share of Great Plains, resulting in a 51% interest held by the Company in each of the companies immediately following completion of the plan of arrangement.  Subsequently, the Company’s interest in Great Plains was diluted such that it is no longer equity accounted.

The properties in which Eurogas has a material interest are located in Spain and Tunisia.

Spain – The Amposta Project

The Amposta Project entails the conversion of the abandoned Amposta oil field to natural gas storage operations, using proven technology employed in Europe, Russia and America.  The Amposta field, which is located 21 kilometres off the eastern Mediterranean coast of Spain, was discovered in 1970 and began producing oil in 1973.  The field was abandoned in 1989 because of low oil prices.  Eurogas believes that existing petroleum may be recovered from the reservoir attics.  The proposed gas storage facility will include an offshore platform and an onshore terminal, a subsea pipeline connecting the platform to the terminal and a pipeline connecting the terminal to the Spanish national gas distribution network.  Eurogas has completed the technical work to determine that the Amposta reservoir is well-suited for natural gas storage.  The structure is a large, tilted fault block of porous Cretacceous-aged limestone lying at a depth of 1,700 metres below sea level.  A detailed facilities design study was completed in 2004, which investigated a series of design alternatives to identify the most cost-effective of the technically-sound options for natural gas storage development.  Although the development plan could entail a two stage approach, it is most likely that a single stage development will be required by the Spanish authorities because of the urgent need for gas storage.  Building the complete facility in a single storage could cost 500 million Euros.  Eurogas anticipates that the project will be debt financed as to approximately 80-85 percent of the total cost of the project.  Eurogas owns a 72% working interest in the project and is the managing partner.  Eurogas must obtain additional licenses, permits and authorizations, including required regulatory approvals for the proposed onshore facilities and the undersea pipeline connecting the offshore facilities to the onshore facilities.  In 2004, Eurogas completed the pre-development stage of the Amposta Project.  During 2005, Eurogas processed a new 3-D seismic survey and began the design and procurement of the oil production system.  Authorization for the production of oil is also required from the applicable regulatory authorities.  The Amposta underground natural gas storage facility will be engaging in a utility activity that is regulated in Spain.  Well-developed regulations define the remuneration regime for this activity and payments are guaranteed by the national government, however, details and unique features of the Amposta Project and the financial regime must be agreed upon with the regulators.

Tunisia

Eurogas and its partner have an exploration permit (the Sfax permit) covering 1.0 million acres in the Guld of Gabes, offshore Tunisia.  Eurogas’ interest is 45%.  The permit covers three known oil pools discovered during the 1970s and 1990s, which wells were abandoned due to the then poor oil economics.  In 2004, Eurogas and its partner undertook a new 3-D seismic program, identifying 10 new potential hydrocarbon leads.  Drilling is planned to commence in 2006.  A production sharing agreement has been negotiated for Sfax whereby the partnership shares its cash flow from oil production with the Tunisian state oil company, in varying percentages from 45% to 75%.

Eurogas previously held a 20% interest in the 1,200,000 acre El Hamra permit in southern Tunisia, which was relinquished in 2005.

In October 2005 Eurogas completed a common share rights offering whereby shareholders were invited to subscribe for one new common share at $1.32 per share for every four common shares owned as at September 28, 2005.  The rights offering resulted in gross proceeds of $32.2 million.  Eurogas intends to use the proceeds from the rights offering for construction and installation of production facilities and recompletion costs for the Castor #1 well in the Amposta reservoir, the oil development program on the Sfax offshore permit in Tunisia, $5 million in debt reduction and for general corporate purposes.

At March 30, 2006, the Company owned, directly and indirectly, approximately 63,231,043 common shares, representing approximately a 51.3% interest in Eurogas.

Annual Information Form – Dundee Corporation

Dundee Precious (TSX: DPM)

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals.  It currently owns the Chelopech Mine, a producing gold/copper mine and the Krumovgrad Gold Project, a development project, both located in Bulgaria, and is engaged in mineral exploration activities in the region.

During 2003, Dundee Precious acquired certain Bulgarian mining assets and following the approval of its shareholders on April 15, 2004, transformed itself into an operating gold mining company.  As a result, Dundee Precious terminated its investment management contract with a subsidiary of Dundee Wealth and issued to Dundee Wealth common shares and an option to acquire common shares of Dundee Precious as consideration for the termination of such contract.

In April 2004, Dundee Corp. acquired, for cash consideration of $27.8 million, 4,625,000 common shares and an option to acquire an additional 2,500,000 common shares of Dundee Precious from Dundee Wealth, being the common shares and option to purchase common shares of Dundee Precious issued to Dundee Wealth on the termination of the investment management contract. Also in April 2004, the Company exercised the option and acquired 2,500,000 common shares from the treasury of Dundee Precious at a price of $7.31 per share.

In March 2006, Dundee Precious announced that the Supreme Environmental Council of Bulgaria had met on two occasions and, at each meeting, voted overwhelmingly in favour of a resolution to approve the environmental impact assessment for Dundee Precious’ Chelopech expansion project.

In addition, in March 2006, Dundee Precious announced that it had entered into an agreement to purchase a 100% interest in the Back River gold exploration project in Nunavut, Canada.  Dundee Precious also holds a significant and strategic portfolio of investments in the precious metals and mineral related sector.

At March 30, 2006, the Company owned, directly and indirectly, approximately 11,366,555 common shares, representing approximately a 21.2% interest in Dundee Precious.

Breakwater (TSX: BWR)

Breakwater is a base metals mining company.  It produces zinc, lead, copper and gold concentrates.  During 2005, Breakwater’s concentrate production was derived from two mines located in Canada, one each in British Columbia and Quebec; and a mine located each in Chile, Honduras and Tunisia.  Its mine in Quebec, the Bouchard-Hébert mine, was closed in February 2005 and its mine in Tunisia was closed in September 2005; both due to depletion of mineral reserves.  Breakwater also owns base metal and gold exploration properties in Canada, Honduras, Tunisia and Chile.

During 2005, Breakwater issued 17,761,348 Common shares for net proceeds of $9.1 million.  Thirteen million of the shares issued were flow through shares for exploration to be conducted around Breakwater’s properties in Quebec, 2,841,000 were issued on the exercise of employee share options, 1,500,000 were issued on the exercise of banker warrants and 420,348 were issued pursuant to Breakwater’s employee share purchase plan.  In October 2005 the Company acquired 18,000,000 Common shares of Breakwater at $0.38 per share, in a private transaction.  At the end of 2005, Breakwater had issued and outstanding Common shares of 380,917,489 compared with 363,156,141 million at the end of 2004.

The Company exercised 1 million warrants at $0.19 on March 27, 2006. The Company also holds warrants to purchase an additional 30.8 million shares of Breakwater (representing approximately a 7.4% interest) at $0.20 per share until March 2007 and May 2007.

At March 30, 2006, the Company owned, directly and indirectly, approximately 71,078,651 common shares of Breakwater, representing a 18.6% interest in Breakwater.

 Corona (TSX: CRG)

Corona is involved primarily in the acquisition, exploration and development of mineral resource properties in Canada.  Its current projects are Thunder Lake West, Thunder Lake East and Sugar Zone property, all located in northwestern Ontario.  The Thunder Lake West property was optioned from Teck Corporation, and Corona now owns an 83% interest.  Corona owns a 58% interest in the Thunder Lake East property, which was also optioned from Teck Corporation.  Teck Corporation remains the operator on the Thunder Lake projects.  The Sugar Zone property is a joint venture with Harte Gold Corp. in which Corona is the operator, holding a 51% interest, with Harte Gold Corp. having an interest of 49%.  Corona also pursues other potential resource exploration and development projects.

Annual Information Form – Dundee Corporation

In October 2005 Corona completed a rights offering whereby it issued an aggregate of 3,646,461 common shares at a price of $0.25 per share to raise gross proceeds of approximately $910,000.  Corona intends to use the proceeds of the offering, after payment of expenses, to pursue and evaluate new resource projects and for general corporate purposes.  The Company purchased indirectly an aggregate of 1,061,804 common shares under the rights offering and received an additional 109,393 common shares as consideration for providing a stand-by purchase commitment.

At March 30, 2006, the Company owned, directly and indirectly, approximately 4,971,197 common shares, representing approximately a 27.1% interest in Corona.

Valdez (TSX Venture: VAZ )

Valdez’s primary mission is the acquisition, exploration and subsequent development of mineral resource properties in Mexico.  Its principal focus is to exploit the exploration potential of its 2,800 hectare Los Jarros and 50,000 hectare Jarros Norte properties situated in the Mexican state of Chihuahua.

In March 2006 Valdez completed a rights offering whereby it issued an aggregate of 15,185,508 common shares at a price of $0.18 per share to raise gross proceeds of approximately $2.7 million.  Valdez used most of the proceeds of the offering, after payment of expenses, to repay a demand loan from the Company. The Company purchased indirectly an aggregate of 5,569,048 common shares under the rights offering and received an additional 329,299 common shares as consideration for providing a stand-by purchase commitment.

At March 30, 2006, the Company owned, indirectly, approximately 25,898,347 common shares, representing approximately a 33.9% interest in Valdez.

Other Investments and Corporate Costs

The Company’s other investments include investments in both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as bonds and mutual funds.  This operating segment of the Company also includes the Company’s general corporate overhead costs, which are not specifically allocated to any operating division.

DIVIDEND POLICY

The Company has not declared or paid any dividends in the last three years.  The Company has not established a dividend policy with respect to the class A subordinate voting shares (the “Subordinate Voting Shares”) or the class B common shares of the Company (the “Common Shares”).  Any future determination to pay dividends will be at the discretion of the directors of the Company and will depend on the financial condition, results of operations, capital requirements of the Company and such other factors as the directors of the Company consider relevant.  See “Description of Share Capital”.

MARKET FOR SECURITIES

Subordinate Voting Shares

The Subordinate Voting Shares are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DBC.SV.A.  The Common Shares were delisted from the Toronto Stock Exchange on January 31, 2000.  The following table sets forth information relating to the price range and volume traded for the Subordinate Voting Shares on a monthly basis for each month of the year ended December 31, 2005:

Annual Information Form – Dundee Corporation

Month	High (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume
January 2005	27.70	24.01	25.29	296,678
February 2005	28.79	25.00	28.23	299,626
March 2005	29.00	27.35	28.26	256,382
April 2005	29.95	25.50	27.00	520,857
May 2005	29.30	25.66	28.18	257,409
June 2005	28.13	25.50	26.24	1,183,132
July 2005	27.90	26.10	27.90	650,166
August 2005	28.72	26.01	27.65	311,007
September 2005	29.00	27.65	28.75	263,929
October 2005	29.24	27.05	27.50	557,973
November 2005	28.49	26.85	28.45	1,117,207
December 2005	29.34	28.00	28.99	3,355,404

5.85% Debentures

The 5.85% Debentures, as defined in “Description of Share Capital – Debentures”, are currently listed and posted for trading on the Toronto Stock Exchange under the symbol DBC.DB.

The following table sets forth information relating to the price range and volume traded for the 5.85% Debentures on a monthly basis for each month of the year beginning in June 2005 and ended December 31, 2005:

Month	High (Cdn. $)	Low Price (Cdn. $)	Close Price (Cdn. $)	Traded Volume
June 2005*	100.00	98.50	99.65	3,710
July 2005	99.65	96.76	97.25	60,730
August 2005	99.40	97.00	98.75	29,940
September 2005	100.00	93.00	98.00	46,430
October 2005	99.00	94.00	94.00	13,270
November 2005	98.00	93.25	96.00	18,550
December 2005	99.00	95.50	99.00	18,590

* the 5.85% Debentures were publicly listed on June 22, 2005

The 6.70% Debentures, as defined in “Description of Share Capital – Debentures”, are not listed but trade in the over the counter market.  The closing price quoted as at December 31, 2005 was 100.359.

DIRECTORS AND OFFICERS

The following table sets forth the name and place of residence, position held with the Company and principal occupation of each of the directors and officers of the Company as of March 30, 2006.  Directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Place of Residence	Position Held in the Company	Director Since	Principal Occupation

Directors (including Directors who are Officers)

Normand Beauchamp (1) (2) Montreal, Quebec, Canada	Director	1991	President, Capital NDSL Inc., investment company

Annual Information Form – Dundee Corporation

Name and Place of Residence	Position Held in the Company	Director Since	Principal Occupation

Jonathan Goodman Toronto, Ontario, Canada	Director	1996	President and Chief Executive Officer, Dundee Precious Metals Inc., an operating gold mining company

Ned Goodman Innisfil, Ontario and Saint-Sauveur, Quebec, Canada	President, Chief Executive Officer and Director	1991	President and Chief Executive Officer, Dundee Corp. and Dundee Wealth; Chairman President and Chief Executive Officer, DWM; Chairman, Goodman

Harold P. Gordon (2) (3) Sunny Isles, Florida, U.S.A.	Chairman and Director	2000	Chairman, Dundee Corp.

Dr. Frederick H. Lowy (3) Montreal, Quebec, Canada	Director	1999	President and Emeritus, Concordia University

Garth A.C. MacRae (1) Toronto, Ontario, Canada	Director	1991	Director of public and private companies

Robert McLeish (1) Toronto, Ontario, Canada	Director	2002	Consultant

K. Barry Sparks (1) Toronto, Ontario, Canada	Director	1993	President, Torvan Capital Group Inc., corporate advisory and management company

Harry R. Steele (2) (3) Dartmouth, Nova Scotia, Canada	Director	1991	Chairman, Newfoundland Capital Corporation Limited, communications company

Non-Director Officers

Joanne Ferstman Toronto, Ontario, Canada	Executive Vice President, Chief Financial Officer and Secretary		Executive Vice President, Chief Financial Officer and Secretary, Dundee Corp.; Executive Vice President and Chief Financial Officer, Dundee Wealth and DWM

Lucie Presot Toronto, Ontario, Canada	Vice President and Controller		Vice President and Controller, Dundee Corp., Dundee Wealth and DWM

Lili Mance Toronto, Ontario, Canada	Assistant Secretary		Assistant Secretary, Dundee Corp., Dundee Wealth and DWM

Notes:

(1)

Member of Audit Committee.

(2)

Member of Compensation Committee.

(3)

Member of Corporate Governance Committee.

Each of the foregoing individuals has held his or her present principal occupation, or other executive offices with the same company or its predecessors or affiliates for the past five years, except for:  Mr. Gordon who, prior to June 2002, was Vice Chairman, Hasbro Inc., toy company; and Mr. Sparks who, prior to August 2002, was also Chairman, Hawk Capital Corporation, corporate advisory and management company.  Mr. Beauchamp was a director of CINAR Corporation, a company which was, among other things, the subject of a cease trade order.  Mr. Steele was a director of Canada 3000 Inc. between May 16, 2000 and November 10, 2001, a company that sought protection under the Companies Creditors Arrangement Act (Canada) on November 11, 2001.

As of March 30, 2006, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over, 1,971,891 Subordinate Voting Shares, representing approximately 8.2% of the outstanding Subordinate Voting Shares, and 746,993 Common Shares, representing approximately 71.3% of the outstanding Common Shares, in the aggregate representing approximately a 10.8% equity interest and approximately a 59.4% voting interest in the Company.

Annual Information Form – Dundee Corporation

Pursuant to the deferred share unit plan of the Company, the directors of the Company also hold an aggregate of 98,269 deferred share units.  As of March 30, 2006, Mr. Ned Goodman owned Subordinate Voting Shares, options to purchase Subordinate Voting Shares, Common Shares and options to purchase Common Shares representing approximately a 69% voting interest in the Company assuming the exercise of such options.

As of March 30, 2006, the directors and senior officers of the Company as a group beneficially owned, directly or indirectly, or exercised control or direction over 356,987 Common Shares of Dundee Wealth, and 2,273,394 common shares of Eurogas, representing a less than 1% and 2% interest in Dundee Wealth and Eurogas, respectively.

DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Common Shares, an unlimited number of first preference shares, issuable in series (“First Preference Shares”), an unlimited number of second preference shares, issuable in series (“Second Preference Shares”) and an unlimited number of third preference shares, issuable in series (“Third Preference Shares”). The following is a summary of the rights, privileges, restrictions and conditions attached to each class of shares of the Company.

Subordinate Voting Shares and Common Shares

Holders of Subordinate Voting Shares and Common Shares are entitled to one vote and 100 votes, respectively, for each such share held on all votes taken at meetings of the shareholders of the Company.  As of March 30, 2006, there were issued and outstanding 23,998,514 Subordinate Voting Shares and 1,048,409 Common Shares and such outstanding Subordinate Voting Shares represented an aggregate of 18.6% of the votes entitled to be voted at a meeting of holders of Subordinate Voting Shares and holders of Common Shares.  Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, the Subordinate Voting Shares and Common Shares participate equally, share for share, as to dividends.  The Common Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time, subject to adjustment.

In the event an offer to purchase Common Shares is made which must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are then listed, be made to all or substantially all of the holders of Common Shares residing in any province of Canada, each Subordinate Voting Share will be convertible at the option of the holder into one Common Share, subject to adjustment, at any time from the day the offer is made until:  (a) in the case of an offer other than an offer made through the facilities of a stock exchange, the latest time for deposit of Common Shares under the offer; and (b) in the case of an offer made through the facilities of a stock exchange on which the Common Shares are listed, 12:30 p.m., Toronto time, on the business day immediately preceding the last date upon which holders of Common Shares may accept the offer.  The right of conversion into Common Shares will not come into effect in the event that an identical offer in terms of price per share, percentage of shares to be taken up and other essential terms is made to purchase Subordinate Voting Shares concurrently with the offer to purchase Common Shares.  All Subordinate Voting Shares so converted into Common Shares will be automatically reconverted into Subordinate Voting Shares (a) in the case of Common Shares taken up and purchased under the offer, immediately after the Common Shares are taken up and purchased under the offer, or (b) in the case of Common Shares not taken up and purchased under the offer, immediately after such Common Shares are released to the holder thereof.

Each Subordinate Voting Share will be automatically converted into a Common Share in the case of an exempt take-over bid for Common Shares at a price per Common Share exceeding 115% of the trading price of the Subordinate Voting Shares by an offeror acquiring shares of the Company such that the offeror holds voting shares of the Company having attached thereto 50% or more of the votes attached to all of the then outstanding shares of the Company.  Other than as set out above, holders of Subordinate Voting Shares and Common Shares rank equally in all respects.

Subject to the rights of holders of First Preference Shares, Second Preference Shares, Third Preference Shares and other shares of the Company ranking prior to the Subordinate Voting Shares and Common Shares, holders of Subordinate Voting Shares and Common Shares are entitled to participate equally in the property and assets of the Company available to such holders in the event of the liquidation, dissolution or winding-up of the Company.

The listing agreement between the Company and The Toronto Stock Exchange provides that, prior to the issue from treasury of any Common Shares, the separate approval of holders of Subordinate Voting Shares is required in addition to any shareholder approvals which might otherwise be required by The Toronto Stock Exchange or any other exchange on which such shares are listed.  This restriction does not apply to the issue of Common Shares upon conversion of Subordinate Voting Shares in accordance with the

Annual Information Form – Dundee Corporation

rights thereof or pursuant to the declaration of stock dividends on the Common Shares payable in Common Shares provided that such stock dividends do not result in the issue in any calendar year of more than 5% of the Common Shares issued and outstanding as at the last day of the immediately preceding calendar year.

First Preference Shares

Each series of First Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank on a parity with the First Preference Shares of every other series and senior to the Subordinate Voting Shares, Common Shares, Second Preference Shares and Third Preference Shares.

Except in accordance with any voting rights which may be attached to any series of First Preference Shares, the holders of First Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of First Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the First Preference Shares represented and voted at a meeting called and held for such purpose.

Second Preference Shares

Each series of Second Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank junior and subordinate to the First Preference Shares, on a parity with Second Preference Shares of every other series and senior to the Subordinate Voting Shares, Common Shares and Third Preference Shares.

Except in accordance with any voting rights which may be attached to any series of Second Preference Shares, the holders of Second Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of Second Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the Second Preference Shares represented and voted at a meeting called and held for such purpose.

Third Preference Shares

Each series of Third Preference Shares, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, will rank junior and subordinate to the First Preference Shares and the Second Preference Shares, on a parity with the Third Preference Shares of every other series and senior to the Subordinate Voting Shares and Common Shares.

Except in accordance with any voting rights which may be attached to any series of Third Preference Shares, the holders of Third Preference Shares are not entitled to receive notice of, or to attend, any meeting of shareholders of the Company, nor are they entitled to vote at any such meeting (except for a meeting called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of all or substantially all of its property).  The approval of holders of Third Preference Shares as a class to any matters which, by law, require such approval, may be given by the affirmative vote of holders of not less than two-thirds of the Third Preference Shares represented and voted at a meeting called and held for such purpose.

Debentures

6.70% senior unsecured debentures (the “6.70% Debentures”)

The Company has issued $150 million principal amount of 6.70% Debentures pursuant to a trust indenture (the “DBI Trust Indenture”) dated as of September 24, 1997 between the Company and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee maturing September 24, 2007.  The 6.70% Debentures are senior obligations of the Company but are effectively subordinated to all existing and future liabilities of the Subsidiaries (as such term is defined in the DBI Trust Indenture) of the Company.  The DBI Trust Indenture does not restrict the ability of the Company or its Subsidiaries to raise equity capital or to incur additional unsecured indebtedness; however Goodman is prohibited from incurring indebtedness in excess of certain specific amounts.  The 6.70% Debentures are redeemable, at the option of the Company, in whole at any time or in part from time to time, on not less than 30 and not more than 60 days prior notice, upon payment of a redemption price equal to the greater of the Canada Yield Price (as defined in the DBI Trust Indenture) and par, together, in each case, with accrued and unpaid interest to

Annual Information Form – Dundee Corporation

the date fixed for redemption.  The Company is entitled to purchase the 6.70% Debentures in the market or by sender or by private contract at any time and at any price.  All 6.70% Debentures that are purchased by the Company will be cancelled and will not be reissued.  The DBI Trust Indenture contains various restrictive covenants relating to transactions involving the Company, Goodman or any Material Operating Subsidiary (as defined in the DBI Trust Indenture).  These restrictive covenants and prohibitions, subject to certain exceptions specified in the DBI Trust Indenture, restrict (a) each of the Company, Goodman and any other Material Operating Subsidiaries from creating or suffering to exist any encumbrances on any of its present or future assets or properties to secure any Indebtedness (as defined in the DBI Trust Indenture) unless at the same time all of the 6.70% Debentures then outstanding are secured, equally and rateably with such Indebtedness, (b) each of the Company, Goodman and any other Material Operating Subsidiaries from (i) amalgamating with, or being replaced by, any person, or (ii) transferring or otherwise disposing of any part of its properties or assets, (c) the Company from, directly or indirectly, transferring or otherwise disposing of any part of its interest in Goodman, in any Material Operating Subsidiary or in any Investment Management Services Business (as defined in the DBI Trust Indenture) which contributes in excess of 20% of Gross Operating Income (as defined in the DBI Trust Indenture) carried on directly by the Company, (d) the Company, in each case, unless a certain financial test is met, (i) from declaring or paying any dividend, or making any distribution, of any kind or character (whether in cash, property or securities) in respect of any class of its shares or to the holders of any class of its shares (other than dividends or distributions payable solely in shares or in options, warrants or other rights to acquire its shares), (ii) from, and permitting Goodman or any Material Operating Subsidiary from, directly or indirectly, purchasing, redeeming or otherwise acquiring or retiring for value (X) any shares of the Company, or (Y) any options, warrants or rights to purchase or acquire shares of the Company, (iii) from redeeming, defeasing, repurchasing, retiring or otherwise acquiring or retiring for value prior to any scheduled maturity, mandatory repayment or mandatory sinking fund payments, Qualifying Subordinated Indebtedness (as defined in the DBI Trust Indenture), (e) each of the Company, Goodman and any other Material Operating Subsidiaries from creating or suffering to exist any consensual encumbrance or restriction on the ability of Goodman or any Material Operating Subsidiary (i) to pay, directly or indirectly, dividends or make any other distributions in respect of its shares or pay any Indebtedness or other obligation owed to the Company, Goodman or any other Material Operating Subsidiary, (ii) to make loans or advances to the Company, Goodman or any other Material Operating Subsidiary, or (iii) to transfer any of its property or assets to the Company, Goodman or any other Material Operating Subsidiary, and (f) Goodman from incurring or becoming subject to Indebtedness (excluding any Indebtedness owed to the Company and certain other specified types of Indebtedness) in excess of an amount equal to the greater of $20 million and 0.25% of third-party assets managed by Goodman.

The restrictive covenants and prohibition on dispositions by Goodman or a Material Operating Subsidiary exclude the disposition of any part of their respective properties or assets which are not required for, or useful to, their respective businesses.  The restrictive covenants and prohibitions against amalgamations and dispositions of properties or assets exclude transactions between each of the Company, Goodman or a Material Operating Subsidiary, as the case may be, and one or more of its wholly-owned subsidiaries or among wholly-owned subsidiaries thereof or, if after the completion of the transaction, the 6.70% Debentures meet the Ratings Tests (as defined in the DBI Trust Indenture) and no default under the 6.70% Debentures has occurred and is continuing.  The DBI Trust Indenture requires a stricter ratings test to be complied with if an amalgamation involving Goodman would cause the amalgamated entity to exceed the above specified level of Indebtedness.

Modifications and amendments of the DBI Trust Indenture require the approval of holders of between a majority and 75% of the principal amount of the 6.70% Debentures voting at a meeting of the holders thereof depending on the nature of the modification and amendment.  The holders of a majority of the principal amount of the 6.70% Debentures voting at a meeting of the holders thereof, on behalf of all holders of 6.70% Debentures, may waive compliance by the Company with certain restrictive provisions of the DBI Trust Indenture.  Subject to certain rights of the trustee under the DBI Trust Indenture as provided in the DBI Trust Indenture, the holders of a majority of the principal amount of the 6.70% Debentures voting at a meeting of the holders thereof, on behalf of all holders of 6.70% Debentures, may waive any past Event of Default (as defined in the DBI Trust Indenture) under the DBI Trust Indenture, except an Event of Default in the payment of the principal amount of the 6.70% Debentures.  Any action which requires the approval of a certain percentage of the holders of 6.70% Debentures voting at a meeting thereof may be taken by the holders of the same percentage of the principal amount of the outstanding 6.70% Debentures by a signed instrument.

See “Relationship Between the Company and Certain Related Parties - Company Debentures - Debenture Support Agreements”.

5.85% exchangeable unsecured subordinated debentures (the “5.85% Debentures”)

The Company has issued $100,000,000 principal amount of 5.85% Debentures pursuant to a trust indenture (the “5.85% Trust Indenture”) dated as of June 22, 2005 between the Company and Computershare Trust Company of Canada, as trustee.  The 5.85% Debentures are direct, unsecured, subordinated obligations of the Company, bear interest at the rate of 5.85% per annum and mature on June 30, 2015.  The 5.85% Debentures are exchangeable at the holders’ option for Series A Units (“Units”) of Dundee REIT held by the Company or its subsidiaries at any time prior to the earlier of the maturity date and the date fixed for redemption at an exchange price of $29.75 per Unit (being a ratio of 33.6134 Units per $1,000 principal amount of 5.85% Debentures), subject to

Annual Information Form – Dundee Corporation

customary adjustment events.  The 5.85% Debentures are not redeemable before June 30, 2009 (except in the event of a change in control of Dundee REIT, as defined).  On and after June 30, 2009 and prior to June 30, 2011, the 5.85% Debentures may be redeemed in whole or in part from time to time at the Company’s option provided that the market price for the Units is not less than 125% of the exchange price.  On and after June 30, 2011, the 5.85% Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued interest.  In the event of a change of control of Dundee REIT at any time, the 5.85% Debentures may be redeemed at the option of either a holder or the Company; at a price of 101% of the principal amount thereof if redeemed by a holder, and at a price which is a specified percentage of the principal amount thereof if redeemed by the Company (being 106% during the 12 month period commencing June 30, 2005 and declining 1% per 12 month period thereafter to 101% in the 12 month period commencing June 30, 2010, and at par thereafter).  The Company may satisfy its obligation to repay the principal amount of the 5.85% Debentures on redemption (including upon a change of control of Dundee REIT) or at maturity, in whole or in part by delivering that number of Units equal to the amount due divided by 95% of the market price for the Units at that time, plus accrued interest in cash.  Subsidiaries of Dundee Corporation have pledged and deposited with the trustee sufficient securities which are themselves exchangeable for Units in order to permit full exchange of the 5.85% Debentures (the “Pledged Units”).  Payment of the principal amount of, and interest (and premium, if any) on the 5.85% Debentures is subordinated in right of payment, in the circumstances set forth in the 5.85% Trust Indenture, to “Senior Indebtedness”, as defined in the 5.85% Trust Indenture.  The 5.85% Trust Indenture does not limit the Company’s ability to incur additional indebtedness, including indebtedness that ranks senior to the 5.85% Debentures, or from mortgaging, pledging or charging real or personal property or properties of the Company to secure any indebtedness (other than security over the Pledged Units).  Material modifications and amendments of the 5.85% Trust Indenture (including the waiver of events of default) require the approval of the holders of 66 2/3% of the principal amount of the then outstanding 5.85% Debentures present at a meeting or represented by proxy or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the then outstanding 5.85% Debentures.

The Company has a $100 million revolving term credit facility (the “Revolving Credit Facility”) with a Canadian chartered bank (the “Revolving Facility Lender”) which matures on May 31, 2006. The consent of the Revolving Facility Lender was required and was obtained in connection with the issuance of the 5.85% Debentures.  The Revolving Facility Lender agreed that the Company may satisfy the repayment of the 5.85% Debentures (i) at maturity in cash or Units, or (ii) prior to maturity with Units not to exceed the number of Pledged Units or by the payment of cash not to exceed the fair market value of the Pledged Units, in each case pro-rata in respect of the particular redemption.  Prior to maturity (including upon a change of control of Dundee REIT) the consent of the Revolving Facility Lender is required if (a) the Company makes repayment in cash in an amount in excess of the fair market value of the Pledged Units or in Units in excess of the number of Pledged Units, in each case pro-rata in respect of the particular redemption, or, (b) after any amount outstanding under the Revolving Credit Facility is accelerated due to default (or after the 6.70% Debentures are repaid, any event of default occurs under the Revolving Credit Facility) the Company wishes to make any payment of interest on the 5.85% Debentures.  If the Revolving Facility Lender does not provide such consent, any such cash or Unit payment that may be made may constitute an event of default under the Revolving Credit Facility.  The Company will not be obligated, and may not be able, to deliver Units in satisfaction of such redemption price in the event a debentureholder requires redemption upon a change in control of Dundee REIT, and the failure to satisfy the redemption price in either cash or Units would constitute an event of default for the purposes of the 5.85% Trust Indenture.

Ratings of the 6.70% Debentures and the 5.85% Debentures

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  A description of the rating categories of each of the rating agencies that have rated the 6.70% Debentures and the 5.85% Debentures follows.  The credit rating accorded by each rating agency to such Debentures is not a recommendation to buy, sell or hold such Debentures and does not address the market price or suitability of a specific security for a particular investor.  Credit ratings may not reflect the potential impact of all risks on the value of such Debentures.  Credit ratings may be subject to revision or withdrawal at any time by the applicable rating agency and there can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.  Real or anticipated changes in the ratings assigned to such Debentures may affect the market value of these securities.

Dominion Bond Rating Service

The 6.70% Debentures are rated BB (high) with a positive trend by Dominion Bond Rating Service Limited (“DBRS”).  According to DBRS, its long-term rating scale is meant to give an indication of the risk that a borrower will not fulfil its full obligations in a timely manner, with respect to both interest and principal commitments.  Each DBRS rating is based on quantitative and qualitative considerations relevant to the borrower.  Long-term debt rated as BB (high) by DBRS is defined to be speculative and non investment-grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession.  According to DBRS, entities in the BB range typically have limited access to capital markets and additional liquidity

Annual Information Form – Dundee Corporation

support and, in many cases, deficiencies in critical mass, diversification and competitive strengths are additional negative considerations.  DBRS has four ratings categories, ranging from AAA to BBB, that rank above the BB (high) rating category assigned to the 6.70% Debentures and five ratings categories, ranging from B to D, that rank below the BB (high) rating category assigned to the 6.70% Debentures.

Each rating category, with the exception of AAA and D, is denoted by the subcategories “high” and “low”.  The absence of either a “high” or “low” designation indicates that the rating is in the “middle” of the category.  Each DBRS rating category also has one of three ratings trends:  “positive”, “stable” or “negative”.  DBRS’ rating trend for the 6.70% Debentures is “positive”.  The rating trend helps to give the investor an understanding of DBRS’ opinion regarding the outlook for the rating in question.  However, the investor must not assume that a positive or negative trend necessarily indicates that a rating change is imminent.

DBRS has not issued a rating for the 5.85% Debentures.

Standard & Poor’s

The 6.70% Debentures are rated BB+ with a stable outlook by Standard & Poor’s (“S&P”).  According to S&P, its long-term credit ratings are based, in varying degrees, on the following considerations:  likelihood of payment - capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.  According to S&P, an obligation rated BB+ is regarded as having significant speculative characteristics, but is less vulnerable to non-payment than other speculative issues; however, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.  S&P has four ratings categories, ranging from AAA to BBB, that rank above the BB+ rating category assigned to the 6.70% Debentures and five ratings categories, ranging from B to D, that rank below the BB+ rating category assigned to the 6.70% Debentures.

The 5.85% Debentures were assigned a rating of BB- by S&P.   S&P has indicated to the Company that because the 5.85% Debentures are subordinated debt instruments, they carry a lower rating than the rating on the 6.70% Debentures.

Ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.  Each S&P rating also has a rating outlook which assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years).  In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions.  An outlook is not necessarily a precursor of a rating change.  The S&P rating outlooks have the following meanings:  (a) “positive” means that a rating may be raised (b) “stable” means that a rating is not likely to change; (c) “developing” means that a rating may be raised or lowered; and (d) “negative” means that a rating may be lowered.  S&P’s outlook for the 6.70% Debentures is “stable”.

Normal Course Issuer Bid

On March 29, 2005, the Company filed with The Toronto Stock Exchange (the “TSX”), and the TSX accepted, a notice of intention to make a normal course issuer bid to purchase for cancellation up to 1,209,756 Subordinate Voting Shares, representing approximately 5% of the then issued and outstanding Subordinate Voting Shares.  Purchases of Subordinate Voting Shares under the normal course issuer bid were permitted to commence on April 1, 2005 and will terminate no later than March 31, 2006.  Any Subordinate Voting Shares so purchased will be made in accordance with the Policies and rules of the TSX and the price paid will be the market price at the time of purchase.  Purchases will be made at such times as the Company believes that the market price of the Subordinate Voting Shares does not reflect their underlying value.  As of March 30, 2006, 311,945 Subordinate Voting Shares have been purchased under the current normal course issuer bid.   It is the Company’s intention to further renew its normal course issuer bid upon expiry of the current normal course issuer bid.

RELATIONSHIP BETWEEN THE COMPANY AND CERTAIN RELATED PARTIES

Principal Shareholder of Dundee Wealth and DWM

The Company is the principal shareholder of Dundee Wealth.  As of the date hereof, the Company owned, directly and indirectly, a 61.6% equity interest and owned, directly and indirectly, or controlled a 64.4% voting interest in Dundee Wealth on a non-diluted basis.  The Company owns 61,818,362 common shares and 5,453,668 First Preference Shares, Series X of Dundee Wealth.  These

Annual Information Form – Dundee Corporation

preference shares are convertible into common shares of Dundee Wealth at a conversion rate of 1.2 to 1.  The Company also owns a common share purchase warrant exercisable, subject to adjustment, for 1,800,000 common shares of Dundee Wealth at an exercise price of $7.75 until December 9, 2006.  All of the special shares of Dundee Wealth currently outstanding and held in escrow will be voted in the same manner as the shares of Dundee Wealth held by the Company are voted at all meetings of the shareholders of Dundee Wealth as long as such shares of Dundee Wealth remain subject to escrow.

DWM Shareholders’ Agreement and Other Arrangements with respect to DWM

Dundee Wealth’s main operating asset is its interest in DWM.  As of March 30, 2006, Dundee Wealth held directly a 83.7% equity and voting interest in DWM with the remaining 16.3% equity and voting interest in DWM held by the Caisse.  On the closing of the acquisition of DynamicNova Inc. by Dundee Wealth, the Company, Dundee Wealth, DWM and the Caisse entered into the DWM Shareholders’ Agreement.

Pursuant to the DWM Shareholders Agreement (i) Dundee Wealth and the Caisse have the pre-emption rights with respect to the issue of additional securities of DWM; (ii) the shareholders have agreed to certain restrictions on the transfer and hypothecation of DWM securities or of DWM’s major subsidiaries or assets; (iii) the shareholders have agreed to certain rights of first offer and rights of matching offer in respect to transfers of securities of DWM; and (iv) tag along and drag along rights, in certain cases at a price equal to the greater of fair market value and the price offered by the third party purchaser, have been granted to the Caisse.  The restrictions on the transfer and hypothecation of securities and rights of first offer and matching offer also apply, in certain instances, to the Company in respect of its shares of Dundee Wealth.

The Caisse has the right (the “Repurchase Right”) to require Dundee Wealth, DWM or the Company to purchase for cash all or part of the shares of DWM held by it at fair market value in certain circumstances including (i) during the first ten days of every month between September 30, 2005 and September 30, 2009, (ii) the Goodman family together with the Caisse ceasing to directly or indirectly control DWM, (iii) if DWM implements certain matters that the Caisse did not consent to and had the right to consent to pursuant to the DWM Shareholders’ Agreement, (iv) within 60 days following an unremedied breach of the DWM Shareholders’ Agreement, and (v) in certain circumstances, on a pro rata basis, where the Company is directly or indirectly selling shares of Dundee Wealth.  If the Repurchase Right is exercised by the Caisse, as between the Company, Dundee Wealth and DWM, the obligations in connection therewith are first of DWM and Dundee Wealth and, if such obligations are not or cannot be fulfilled, the obligations become those of the Company.  Any payments required to be made to the Caisse pursuant to the exercise of the Repurchase Right are to be paid in cash, and generally in three instalments over a period of 120 to 360 days.  In addition, if the Repurchase Right is exercised by the Caisse, Dundee Wealth may in certain circumstances, elect to institute a sale process of DWM.

Pursuant to the DWM Shareholders Agreement, the Caisse also has certain rights of secondary distribution following a public offering by DWM, the right to appoint a certain number of directors of DWM, the right to vote on certain matters that DWM or a major subsidiary wishes to adopt and the right to receive certain financial and other information.

Pursuant to the DWM Shareholders’ Agreement, the Company and Dundee Wealth have agreed to certain funding obligations which have been terminated and DWM has agreed to reimburse Dundee Wealth for the value of any shares of Dundee Wealth issued to employees or representatives of DWM pursuant to certain share incentive plans of Dundee Wealth.  DWM will fulfil this obligation, up to a maximum number of shares, through a share subscription commitment from its shareholders.  Most of the provisions of the DWM Shareholders’ Agreement terminate in the event that DWM becomes a public company with a minimum market capitalization and public float or upon the Caisse ceasing to hold 5% of DWM.

The Company, Dundee Wealth and DWM have entered into a services agreement pursuant to which DWM has agreed to reimburse the Company or Dundee Wealth, as applicable, for certain costs incurred by the Company and/or Dundee Wealth on behalf of DWM including in connection with services provided by executives and/or employees of the Company and/or Dundee Wealth and their subsidiaries to DWM and/or its subsidiaries and use of premises required for the operations of DWM and its subsidiaries.  This agreement may not be terminated as long as the Caisse still owns at least a 5% interest in DWM unless a DWM change of control occurs.

Company Debentures - Debenture Support Agreements

Each of Dundee Wealth and DWM and DMFL Holding Corp. and Goodman, each a wholly-owned subsidiary of DWM, has entered into an agreement (a “Debenture Support Agreement”) with the Company pursuant to which each of such companies has agreed to comply with all of the covenants and provisions of the DBI Trust Indenture that may apply to them from time to time, to indemnify the Company with respect to all losses, costs and expenses incurred by the Company arising from a breach of any of such agreements

Annual Information Form – Dundee Corporation

by them (including, among others, any amounts paid by the Company in connection with or arising from the Canada Yield Price (as defined in the DBI Trust Indenture) being greater than par with respect to any required repayment of the DBI Debentures and any amounts required to be repaid by the Company prior to the scheduled repayment date that cannot be raised by the Company on reasonable terms from reasonable, usual sources of debt funds) and not to rely on any of the exceptions to the restrictive covenants contained in the DBI Trust Indenture without the prior written consent of the Company.  The obligations to the Company of each of Dundee Wealth, DWM, DMFL Holding Corp. and Goodman under such agreements are secured by substantially all of their respective assets.  The security interest in favour of the Company and any rights of the Company pursuant to the Debenture Support Agreement with DMFL Holding Corp. are subordinate to the indebtedness of DMFL Holding Corp. to, and the security interest in favour of, a Canadian chartered bank pursuant to a credit facility extended to DMFL Holding Corp.  The Company may require Dundee Wealth to cause other subsidiaries of Dundee Wealth to enter into similar agreements with the Company.

Dundee Wealth Warrants

In consideration for the Company arranging and making a total of $190 million in bridge financing available to Dundee Wealth to enable it to proceed with the acquisition of Cartier in December 2003, on terms more commercially favourable than the Company would otherwise have been able to obtain from third parties, Dundee Wealth paid to the Company a cash fee of $950,000 and granted to the Company common share purchase warrants entitling the Company to purchase, subject to adjustments, 1,800,000 common shares of Dundee Wealth at a price of $7.75 per share.  These common share purchase warrants expire at 5:00 p.m. (Toronto time) on December 9, 2006.

Obligations Relating to Other Previous Acquisitions

Dundee Wealth has guaranteed to the Company certain obligations of a third-party in the amount of $2.8 million arising from a previous acquisition with such guarantee being secured by substantially all of the assets of Dundee Wealth.

Distribution Arrangements

Goodman has, from time to time, appointed the Company as the distributor of the units of the mutual funds managed by Goodman from time to time.  As distributor of these mutual fund units, the Company has, from time to time, funded sales commissions paid to brokers and dealers on the sale of mutual fund units acquired on a deferred sales charge basis.  In consideration thereof, the Company receives the related redemption revenues associated with the commissions paid to such brokers and dealers.  As additional consideration, the Company is also entitled to an annual distribution fee of 0.50% of the fair market value of the outstanding mutual fund units distributed by the Company, such fee to be calculated and paid monthly for a period of 15 years from the date on which the Company initially funded the sales commission.

Dundee Realty

As a part of the creation of Dundee REIT, Dundee Realty entered into certain contractual arrangements with Dundee REIT.  Dundee Realty retained the ownership of 50% of the property management company, Dundee Management Limited Partnership, which provides property management services to Dundee REIT and other third parties.  Under the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT’s revenue properties.  The term of the rent supplement is five years for office and retail space and three years for industrial space from June 30, 2003.  For the year ended December 31, 2005, Dundee Realty paid $2.3 million in respect of this rent supplement.  In addition, Dundee Realty has agreed to guarantee certain debt associated with certain of the properties that have been transferred to an indirect subsidiary of Dundee REIT.  As at December 31, 2005, the aggregate of such guarantees was $10 million.  Dundee Realty has been indemnified by Dundee REIT in respect of these guarantees.

The Company made a loan of $24.4 million to DRC Holding Corporation on June 30, 2003 in connection with the completion of the acquisition of Dundee Realty by the Company.  As of December 31, 2005 the outstanding amount of the loan was $49.5 million.  Dundee Realty and DRC Holding Corporation were amalgamated on December 31, 2003 to continue as Dundee Realty.  The loan is a revolving demand loan secured by the assets of Dundee Realty at the interest rate of a Canadian chartered bank’s prime lending rate plus 1%.

The Company has entered into a shareholders’ agreement with management of Dundee Realty and agreed to repurchase their shares in certain circumstances for a purchase price equal to fair market value.  Management of Dundee Realty have an option to purchase in the aggregate an additional 4% interest in Dundee Realty over a five year period commencing on June 30, 2003 at a price of $420,000 per 1%.

Annual Information Form – Dundee Corporation

Dundee Realty conducts its real estate activities through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of certain unincorporated joint ventures in the amount of $13.1 million as at December 31, 2005.  The Company would have available to it the share of assets of the other parties to the joint venture to satisfy the obligations, if any, that may arise in the event of a default by a joint venture partner.

RISK FACTORS

The risk factors set out in the 2005 MD&A are most likely to influence an investor’s decision to buy, sell or hold Subordinate Voting Shares.  These risks relate to (i) the Company’s wealth management business, including the wealth management industry in Canada; creating, attracting and retaining AUM and AUA; market influences; competition; operating in a regulated environment; capital requirements; credit risk; and added risks in newly created banking activities; (ii) the Company’s real estate business; (iii) the Company’s resources business; (iv) the Company’s investment holdings in general; and (v) general risks relating to future acquisitions and integration and raising capital.  These risk factors should be considered in conjunction with the other information included in this Annual Information Form, the 2005 MD&A and the description of the risk factors under the heading “Risk Factors” on page 27 in the Dundee Wealth AIF, which description Is incorporated herein by reference. The Dundee Wealth AIF is on SEDAR at www.sedar.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or any shareholder holding, on record or beneficially, directly or indirectly, more than 10% of the outstanding Subordinate Voting Shares or Common Shares, or any of their respective associates or affiliates, had any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or would materially affect the Company other than as set out under “General Development of the Business – History of the Company” and “Relationship Between the Company and Certain Related Parties”.

MATERIAL CONTRACTS

The only material contracts entered into by the Company on or after January 1, 2002, other than contracts entered into in the ordinary course of business that remain in force are as follows:

1.

the DWM Shareholders’ Agreement dated October 2, 2002 between the Company, Dundee Wealth, DWM and the Caisse described under ‘‘Relationship between the Company and Certain Related Parties – DWM Shareholders’ Agreement and Other Arrangements with Respect to DWM’’; and

2.

the Debenture Support Agreement dated October 2, 2002 between the Company and Dundee Wealth and the Debenture Support Agreement dated December 31, 2002 between the Company and DMFL Holding Corp. described under ‘“Relationship Between the Company and Certain Related Parties - Company Debentures - Debenture Support Agreements”’.

3.

The 5.85% Trust Indenture dated June 22, 2005 between the Company, certain subsidiaries of the Company, and Computershare Trust Company of Canada, described under “Description of Share Capital – Debentures, 5.85% exchangeable unsecured, subordinated debentures”.

4.

Underwriting Agreement dated June 6, 2005 between Dundee Corporation and CIBC World Markets Inc, Scotia Capital Inc., Dundee Securities Corporation, RBC Dominion Securities Inc., TD Securities Inc, GMP Securities Ltd., HSBC Securities Inc., Sprott Securities Inc. and Trilon Securities Corporation and Amending Agreement dated June 7, 2005 between Dundee Corporation and CIBC World Markets Inc, Scotia Capital Inc., Dundee Securities Corporation, RBC Dominion Securities Inc., TD Securities Inc, GMP Securities Ltd., HSBC Securities Inc., Sprott Securities Inc. and Trilon Securities Corporation.

Copies of the above material contracts are available for inspection on SEDAR at www.sedar.com.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Trust Company of Canada, Toronto, Ontario.

Annual Information Form – Dundee Corporation

EXPERTS

The financial statements for the financial year ended December 31, 2005 have been audited by Ernst & Young LLP, the Company’s auditors, who are independent in accordance with the auditors’ rules of professional conduct in Canada.

AUDIT COMMITTEE

Composition of Audit Committee

As at December 31, 2005, the audit committee of the directors of the Company (the “Audit Committee”) was composed of the following persons:

K. Barry Sparks (Chair)
Normand Beauchamp
Garth MacRae
Robert McLeish

The directors of the Company have determined that each of the members of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 Audit Committees.  Financial literacy is defined as the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience of Audit Committee Members

The education and experience of each Audit Committee member that is relevant to such member’s responsibilities as a member of the Audit Committee are set out below:

K. Barry Sparks

Barry Sparks, B. Comm., FICB, has served as a director of the Company since April 1993.  Mr. Sparks commenced his career in corporation finance with the Royal Bank of Canada where he served until 1984, leaving as Vice President, Government and Business, Ontario.  Since then he has provided corporate advice and management services through several companies.  Mr. Sparks is President of Torvan Capital Group which, during 2005, became a division of Ashley Park Enterprises Inc.  Mr. Sparks is also President and a director of Cencotech Inc., Vice Chairman and a director of VR Interactive Corporation, a director of Ridgeway Petroleum Corp. and a member of the Faculty Advisory Board at the Sauder School of Business, University of British Columbia.  Mr. Sparks has been the chief financial officer of a private Canadian operating corporation for the past 16 years and has served as the Chair of the Company’s Audit Committee since 1998.

Normand Beauchamp

Normand Beauchamp has served as a director of the Company since its inception in October 1991.  Since 1960, he has been active in different areas of the Canadian broadcasting industry, operating and developing radio and television stations and networks.  In 1985, he acquired Radiomutuel Inc., a publicly traded communications company, and became President, Chairman and Chief Executive Officer.  Mr. Beauchamp is now President of Capital NDSL Inc., an investment company, and is also a director of Astral Media Inc., Chemins de Fer du Québec, Lipso Systems Inc. and PROADN Diagnostics.

Garth MacRae

Garth MacRae, Chartered Accountant, has served as a director of the Company since its inception in October 1991 and served as Vice Chairman from June 1993 until March 2004.   Mr. MacRae has also served as a director of Dundee Wealth since its inception in November 1998 and served as Chairman of Dundee Wealth from November 1998 until June 1999 and as Chief Financial Officer of Dundee Wealth from November 1998 until July 1999.  Mr. MacRae has over 16 years of public accounting experience and has held executive positions with Hudson Bay Mining, Brinco Limited and Denison Mines Limited.  Mr. MacRae is a member of several public company boards and audit committees.

Annual Information Form – Dundee Corporation

Robert McLeish

Robert McLeish, B. Comm. and CFA, has served as a director of the Company since March 2002.  Mr. McLeish is a consultant who has over 35 years of experience in the investment business and retired as Vice Chairman and director of Merrill Lynch Canada Inc.  Mr. McLeish has been a member of various committees of The Toronto Stock Exchange, including the Conflicts of Interest Committee, and is currently a director of Airboss of America Corp., Dundee Wealth, Welton Energy Corporation and a number of private corporations and is also a former director of the Juvenile Diabetes Research Foundation.

Audit Committee Charter

The responsibilities and duties of the Audit Committee are set out in the Audit Committee’s charter, the full text of which is attached as Appendix “A” hereto.

Pre-Approval Policy

In November 2003, the directors of the Company, upon the recommendation of the Audit Committee, approved a formal policy which provides for the pre-approval by the Audit Committee or one of its members of all permitted non-audit services to be performed by the external auditor of the Company.  Requests for pre-approval for permitted non-audit services are considered by the Audit Committee at its regularly scheduled meetings and by the Chair of the Audit Committee between Audit Committee meetings, in which case, such matters are subsequently reported thereon at the next scheduled Audit Committee meeting.  Since the implementation of this policy, all permitted non-audit services have been pre-approved in accordance with the provisions of the policy.

External Auditor Service Fees

During 2005 and 2004, the Company and its subsidiaries that are audited by Ernst & Young LLP (includes Dundee Wealth and its subsidiaries and Eurogas but does not include Dundee Realty which is audited by a different external auditor) have paid the following fees to Ernst & Young LLP, the Company’s external auditor, for the following fee categories:

Fee Category	2005 ($)	2004 ($)
Audit Fees	1,506,100	1,603,750
Audit-Related Fees	459,400	210,100
Tax Services Fees	171,075	120,200
Other Fees	0	0
	2,136,575	1,934,050

Audit Fees

Audit fees include all fees paid to Ernst & Young LLP for the audit of the Company’s consolidated financial statements and other required statutory/regulatory audits and filings of the Company and certain of its subsidiaries.

Audit-Related Fees

Audit-related fees include all fees paid to Ernst & Young LLP for audit-related services including the review of the Company’s interim financial statements, preparation and/or review of certain filings with Canadian securities regulators, including comfort and consent letters, and accounting consultations on matters addressed during the audit and interim reviews.

Tax Services Fees

Tax services fees include all fees paid to Ernst & Young LLP for tax-related advice including tax return preparation and/or review and tax planning advice.

Annual Information Form – Dundee Corporation

ADDITIONAL INFORMATION

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s management information circular for its most recent annual meeting of shareholders.  Additional financial information is provided in the Company’s audited consolidated comparative financial statements and notes to the audited consolidated financial statements and the Company’s 2005 MD&A.  Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Annual Information Form – Dundee Corporation

DUNDEE CORPORATION - ANNUAL INFORMATION FORM

APPENDIX A

AUDIT COMMITTEE CHARTER

Organization

This Charter governs the operations of the Audit Committee. The Board of Directors shall appoint an Audit Committee (the “Committee”) of at least three members, consisting entirely of independent directors of the Board, and shall designate one member as chairperson or delegate the authority to designate a chairperson to the Committee.   For purposes hereof, members shall be considered independent as long as they satisfy all of the independence requirements for Board Members as set forth in the applicable stock exchange listing and securities commission standards.

Each member of the Committee shall be financially literate, or become financially literate within a reasonable period of time, and at least one member shall be an “audit committee financial expert,” as defined by SEC rules, as applicable to foreign private issuers.

The Committee shall meet at least quarterly in addition to a meeting for audit planning purposes. The Committee shall meet separately and periodically with management and with the independent auditors.  The Committee shall report regularly to the Board of Directors with respect to its activities.

Purpose

The purpose of the Committee shall be to:

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Provide assistance to the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to:  (i) the integrity of the Company’s financial statements;  (ii) the Company’s compliance with legal and regulatory requirements; and (iii) the independent auditors’ qualifications and independence;

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Provide the Audit Committee report that Canadian securities laws require to be included in the Company’s annual information form.

The Committee shall retain and compensate such outside legal, accounting, or other advisors, as it considers necessary in discharging its oversight role.

In fulfilling its purpose, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent auditors, and management of the Company, and to determine that all parties are aware of their responsibilities.

Duties and Responsibilities

The Committee has the responsibilities and powers set forth in this Charter. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements, for the appropriateness of the accounting principles and reporting policies that are used by the Company and for implementing and maintaining internal control over financial reporting. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements. The Company’s internal auditor will report to the Chief Financial Officer on a day to day basis but will also have a direct reporting line to the Committee. The Committee shall approve the internal auditor’s mandate which shall be reviewed annually.

The Company believes that, in carrying out the Committee’s responsibilities, its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances.  The Committee will take appropriate actions to set the overall corporate “tone” for quality financial reporting and ethical behaviour.

The following shall be the principal duties and responsibilities of the Committee. These are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

Annual Information Form – Dundee Corporation

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The Committee shall be responsible to advise the Board, for the Board’s recommendation to shareholders, in respect of the appointment, compensation and retention of the independent auditors.

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The Committee shall be directly responsible for the oversight of the work of the independent auditors (including resolution of disagreements between management and the auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the listed issuer, and the independent auditors must report directly to the Committee.

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At least annually, the Committee shall obtain and review a report by the independent auditors describing:  (i) the firm’s internal quality control processes;  (ii) sanctions made by any government or professional authorities, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;  and (iii)  all relationships between the independent auditors and the Company (to assess the auditors’ independence).

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After reviewing the foregoing report and the independent auditors’ work throughout the year, and after receiving written confirmation from the auditors declaring their independence, the Committee shall evaluate the auditors’ qualifications, performance and independence.  Such evaluation shall include the review and evaluation of the lead partner of the independent auditors and take into account the opinions of management and the Company’s personnel responsible for the internal audit function.

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The Committee shall determine that the independent audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under Canadian independence standards and the SEC independence rules, as applicable to foreign private issuers.

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The Committee shall pre-approve all audit and non-audit services provided by the independent auditors and shall only engage the independent auditors to perform non-audit services permitted by law or regulation. The Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

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The Committee shall discuss with the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation.

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The Committee shall regularly review with the independent auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the independent auditors’ activities or access to requested information, and management’s response.    The Committee shall review any accounting adjustments that were noted or proposed by the auditors but were “passed” (as immaterial or otherwise); any communications between the audit team and the audit firm’s national office relating to problems or difficulties encountered with respect to significant auditing or accounting issues; and any “management” or “internal control” letter issued, or proposed to be issued, by the audit firm to the Company.

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The Committee shall review and approve the quarterly financial statements, for submission to the Board of Directors, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, with management and the independent auditors prior to the filing of the Company’s Quarterly Report.  Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The Committee shall discuss and review with management the quarterly certification process.

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The Committee shall review and recommend approval of the annual audited financial statements, to the Board of Directors, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, with management and the independent auditors prior to the filing of the Company’s financial statements and Management’s Discussion and Analysis. The Committee’s review of the financial statements shall include:  (i) major issues regarding accounting principles and financial statement presentation, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any specific remedial actions adopted in light of material control deficiencies  (ii) discussions with management and the independent auditors regarding significant financial reporting issues and judgments made in connection with the preparation of the financial statements and the reasonableness of those judgments;  (iii)  consideration of the effect of regulatory accounting initiatives, as well as off-balance sheet structures on the financial statements; (iv) consideration of the judgment of both management and the independent auditors about the quality of accounting principles; and (v) the clarity of the disclosures in the financial statements.  Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under professional standards.  The Committee shall discuss and review with management the annual certification process.

Annual Information Form – Dundee Corporation

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The Committee shall receive and review a report from the independent auditors, prior to the filing of the Company’s Annual Report, on all critical accounting policies and practices of the Company; all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the independent auditors; and other material written communications between the independent auditors and management.

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The Committee shall review and approve all related party transactions not in the ordinary course of business in the absence of a special committee of the Board of Directors designated for such function.

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The Committee shall review earnings press releases for recommendation to the Board.

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The Committee shall discuss with management and the independent auditors the adequacy and effectiveness of internal control over financial reporting, including any significant deficiencies or material weaknesses identified by management of the Company in respect of the Sarbanes-Oxley SEC and Canadian securities law requirements, including any proposed securities laws.

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The Committee shall review with management the Company’s compliance systems with respect to legal and regulatory requirements.

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The Committee shall review periodically with management the risk of fraud with respect to the organization and the controls in place to manage those risks.

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The Committee shall ensure that the Company establish appropriate policies and procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

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 The Committee shall ensure that the Company has in effect clear hiring policies for employees or former employees of the independent auditors that meet Canadian independence standards and the SEC regulations, as applicable to foreign private issuers, and stock exchange listing standards.

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The Committee shall, with the assistance of management, determine the appropriate funding needed by the Committee for payment of: (1) compensation to the independent audit firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company; (2) compensation to any advisers employed by the Committee; and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

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To the extent the Company maintains an internal audit function, the Committee shall meet with the internal auditors, discuss the overall scope and plans for the internal audit function, including approval of its mandate, and discuss the adequacy and effectiveness of internal control with the internal auditors.

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The Committee shall ensure that the policies established pursuant to the Charter are communicated and to the best of its ability shall ensure that they are implemented by the audit committees of subsidiary companies where appropriate and the Committee shall ensure that the necessary follow-up is undertaken with such other audit committees.

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The Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

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The Committee shall review and reassess the Charter at least annually and obtain the approval of the Board of Directors.

Annual Information Form – Dundee Corporation

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